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SEC FILE NUMBER
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8-68264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Blinkbox, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2105 Meadowbrook Dr.
(No. and Street)

Austin	Texas	78703
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Flocco — 5123420422
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 Courtyard West, Suite 400	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11018334

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/11/2011

OATH OR AFFIRMATION

I, Mark Flocco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Blinkbox, Ltd.**, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President
Title

RICARDO J. BODDEN
MY COMMISSION EXPIRES
April 7, 2012

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors – None.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Blinkbox, Ltd.

Financial Statements as of December 31, 2010
(With Independent Auditors' Report Thereon)

Blinkbox, Ltd.

Index to Financial Statements and Supplemental Schedule

As of December 31, 2010

Independent Auditors' Report	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Partners' Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 8
SUPPLEMENTAL SCHEDULE	
I. Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital	9
Independent Auditors' Report on Internal Control	10 - 11
Agreed Upon Procedures Report Regarding Form SIPC-7T	12
Form SIPC-7T	13 - 14

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Partners' of Blinkbox, Ltd.:

We have audited the accompanying statement of financial condition of Blinkbox, Ltd. as of December 31, 2010, and the related statements of operations, changes in partners' capital, and cash flows for the year ended December 31, 2010 that Blinkbox, Ltd. (the "Company) is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blinkbox, Ltd. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 16, 2011

5918 West Courtyard Drive, Suite 500 Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • CHICAGO • DALLAS • HOUSTON
SAN FRANCISCO • SEATTLE • SPOKANE

BLINKBOX, LTD
Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$ 2,578,867
Fixed assets, net	30,660
Total assets	$ 2,609,527

Liabilities and Partners' Capital

Liabilities:	
Accounts payable and accrued expenses	$ 226,603
Income tax payable	3,453
Total liabilities	230,056
Partners' capital	2,379,471
Total liabilities and partners' capital	$ 2,609,527

See notes to financial statements and independent auditors' report.

BLINKBOX, LTD

Statement of Operations

For the Year Ended December 31, 2010

Revenues	
Net trading and investment income	$ 5,311,866
Interest and other	207
Total revenues	5,312,073
Expenses	
Exchange fees	1,754,882
Communication and trading fees	372,971
Employee compensation and benefits	215,210
Professional fees	125,489
Depreciation	21,746
Other	3,243
Total expenses	2,493,541
Income before income tax	2,818,532
Income tax expenses	4,014
Net income	$ 2,814,518

See notes to financial statements and independent auditors' report.

BLINKBOX, LTD

Statement of Changes in Partners' Capital

For the Year Ended December 31, 2010

Balance at January 1, 2010	$ 2,165,079
Capital withdrawals	(2,600,126)
Net income	2,814,518
Balance at December 31, 2010	$ 2,379,471

See notes to financial statements and independent auditors' report.

BLINKBOX, LTD
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities:	
Net income	$ 2,814,518
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation expense	21,746
Changes in assets and liablitlies:	
Securities owned, net	70,391
Accounts payable and accrued expenses	39,618
Income tax payable	3,453
Securities sold, not yet purchased	(40,233)
Net cash provided by operating activities	2,909,493
Cash flows from investing activities:	
Purchase of fixed assets	(12,409)
Net cash used in investing activites	(12,409)
Cash flows from financing activities:	
Capital withdrawals	(2,600,126)
Net cash used in financing activites	(2,600,126)
Net increase in cash	296,958
Cash and equivalents at beginning of year	2,281,909
Cash and equivalents at end of year	$ 2,578,867
Supplemental disclosures of cash flow information	
Cash paid for income taxes	$ 561

See notes to financial statements and independent auditors' report.

Note 1- Description of Business

Blinkbox, Ltd. (Company) (the "Company") was organized as a limited partnership on April 21, 2004, under the laws of the State of Texas. On June 17, 2009, the Company became a registered broker-dealer in the general securities business. Securities traded are currently limited to United States equities. The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company trades solely for its own account.

Note 2- Summary of Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues and expenses are recognized in the period earned or incurred.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments which may be withdrawn at any time without penalty or will become available within one year from the date of the financial statements, to be cash equivalents. The cash and cash equivalents balance includes money market funds held by Merrill Lynch and by Electronic Transaction Clearing (ETC), the Partnership's clearing broker-dealer, in the Partnership's name.

Securities Owned and Securities Sold, Not Yet Purchased

Long and short positions in securities are reported at fair value. Securities with readily determinable market values are based on quoted market prices. Securities with limited market activity for which quoted market values are not readily determinable are based on management's best estimate which may include dealer price quotations and price quotations for similar instruments traded. The difference between cost and fair value has been included in net investments and investment income (loss) in the accompanying statement of operations. These investments are subject to the risk of failure of the issuer and the risk of changes in market value based on the ability to trade such securities on the open market. At December 31, 2010 the Company had no long or short positions.

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, generally three years.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumption that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, and securities owned. Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices). The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Clearing Agreement

Blinkbox, Ltd. has a clearing agreement with Electronic Transaction Clearing, Inc., which also holds the account of the Company. The agreement requires the Company to maintain a minimum of $250,000 in a clearing deposit account with the clearing broker-dealer.

Income Taxes

The Company has been structured to be classified and treated as a partnership under the provisions of the Internal Revenue Code. As a result, the Company is not subject to federal income tax and the components of the Company's taxable income and expense are reportable by the members of the Company. The differences between the financial statement and tax basis of assets and liabilities are not significant. The Company is subject to Texas franchise tax based on gross margin as defined by Texas law. For the year ended December 31, 2010 state taxes were immaterial.

Note 3- Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2010, the Company had net capital, aggregate indebtedness and net capital requirements of $2,342,499, $226,603 and $100,000, respectively. The Company's net capital ratio was .10.

Note 4- 401(k) Plan

The Company's employees are covered by a defined contribution plan that is intended to qualify under Internal Revenue Code Section 401(k). The plan covers all employees who are 21 years of age and older. Employee contributions are made through salary reductions. The Company contributes 3% regardless of the level of employee contribution, and the employees are vested immediately. As of December 31, 2010, the Company has accrued contributions of $5,736 that were funded in 2011.

Note 5- Fixed Assets

Computers and equipment	$	77,404
Accumulated depreciation		(46,744)
	$	30,660

Depreciation expense for the year ended December 31, 2010 was $21,746.

Note 6- Concentrations and Off Statement of Financial Condition Risk

The Company enters into transactions in various financial instruments, including securities sold, not yet purchased, for trading purposes. Securities sold, not yet purchased represent obligations of the Company to deliver the underlying securities sold. The Company's obligation to purchase the security may exceed the amount recognized in the consolidated statement of financial condition. The Company monitors its positions in securities sold, not yet purchased continuously to reduce the risk of potential losses due to changes in market value.

Security Investor Protection Corporation ("SIPC") is developed to protect investments of a failed brokerage firm with a ceiling up to $500,000. At December 31, 2010, the Company had cash and cash equivalents in excess of insured limits totaling $2,119,212 or approximately 81% of total assets.

Note 7- Commitments and Contingencies

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. At December 31, 2010, the Company was not involved in any litigation or active legal actions.

Regulatory Action

On December 22, 2010, as a result of an investigation by the Chicago Board Options Exchange ("CBOE"), the company agreed to pay fines totaling $25,000. In addition, the Company was ordered to have an independent consultant acceptable to CBOE review and enhance the Company's written supervisory procedures with 90 days from issuance. The penalty amount is included in exchange fees on the income statement and in accrued expenses on the balance sheet as of and for the year ended December 31, 2010.

Note 8- Subsequent Events

In accordance with U.S. generally accepted accounting principles, subsequent events have been evaluated through February 16, 2011, which is the date of the released report.

Schedule I

BLINKBOX, LTD
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
Reconciliation with Company's computation of Net Capital (included in Part II of form X-17A-5 as of December 31, 2010)

Total partner's capital qualified for net capital	$ 2,379,471
Deductions and/or charges	
Non-allowable assets and related liabilities:	
Fixed assets, net	(30,660)
Total deductions and/or charges	(30,660)
Net capital before haircuts on securities	2,348,811
Less:	
Haircuts on securities	(9,765)
Total net capital	$ 2,339,046
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 226,603
Income tax payable	$ 3,453
Total aggregate indebtedness	$ 230,056
Computation of basic net capital requirement	
Required Net Capital	$ 100,000
Net capital in excess of minimum requirement	$ 2,239,046
Ratio of aggregate indebtedness to net capital	.10 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on January 24, 2011	$ 2,291,087
Audit adjustments:	
Net effect of audit adjustments on net capital	47,959
Net capital per audit	$ 2,339,046

See notes to financial statements and independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Management of Blinkbox, Ltd.:

In planning and performing our audit of the financial statements of Blinkbox, Ltd. (the Company), as of and for the year ended December 31, 2010, in accordance with generally accepted accounting principles in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, TX
February 16, 2011

Agreed-Upon Procedures Report Regarding Form SIPC-7T

To the Board of Directors of Blinkbox, Ltd.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Blinkbox, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Blinkbox, Ltd.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Blinkbox, Ltd.'s management is responsible for the Blinkbox, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;
2. Compared the amounts for the year ended December 31, 2010, as contained within the report on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7T and in the supporting schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T, on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 16, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068264 CBOE DEC
BLINKBOX LTD 20*20
2105 MEADOWBROOK DR
AUSTIN TX 78703-2233

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Mark Flocco 312-896-3775

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) (0)

______ Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Blinkbox, Ltd.
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the _____ day of ______________, 20____.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2010
and ending December 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,312,073
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	150,000
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	5,312,073
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	5,462,073
2d. SIPC Net Operating Revenues	$ (150,000)
2e. General Assessment @ .0025	$ -0-

(to page 1, line 2.A.)

February 16, 2011

To the Management of Blinkbox, Ltd.

We have audited the financial statements of Blinkbox, Ltd. (the Company) for the year ended December 31, 2010 and have issued our report thereon dated February 16, 2011. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated November 4, 2010 our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control of Blinkbox, Ltd. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a(5)(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We have issued a separate Independent Auditors' Report on Internal Control dated February 16, 2011.

Significant Accounting Policies

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Company are described in Note 2 to the financial statements. We noted no transactions entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no significant accounting estimates impacting the financial statements at December 31, 2010.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause future financial statements to be materially misstated). Professional standards require us to accumulate all know and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. We noted four audit differences through the course of our audit. The Company booked all adjustments resulting in a $47,959 increase in net income (see Appendix A).

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 16, 2011 (Appendix B).

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the management of Blinkbox, Ltd. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Appendix A

The following adjustments were recorded as of and for the year ended December 31, 2010:

Description	Assets	Liabilities	Partners' Capital	Statement of Operations Debit	Statement of Operations Credit
To true-up accrued expenses at 12.31.10	$ -	(57,148)	$ -	$2,649	59,797
Reclass for proper reflection of computer hardware and accumulated depreciation	-	-	-	-	-
To record Company 401k match for the year ended 12.31.10	-	5,736	-	5,736	-
To record estimated margin tax expense for the year ended 12.31.10	-	3,453	-	3,453	-
Effect of 2010 Audit Adjustments	$ -	$ (47,959)	$ -	$ 11,838	$ 59,797

Appendix B

BLINKBOX
2105 Meadowbrook Dr.
Austin, TX 78703

February 16, 2011

PMB Helin Donovan, LLP
5918 Courtyard West
Suite 500
Austin, Texas 78730

We are providing this letter in connection with your audit of the statement of financial condition and the related statements of income, changes in partners' capital and cash flows of Blinkbox, Ltd. (the "Company") as of December 31, 2010, and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation of the statement of financial condition and the related statements of income, changes in partners' capital and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 16, 2011 the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.
2. We have made available to you all:
   a. Financial records and related data.
   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
3. There have been no additional communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices except for File No: 10-0036 in which a Decision was made by the Chicago Board Options Exchange ("CBOE") to except the Settlement Offer by Blinkbox on December 22, 2010, resulting in an order to pay the fine of $25,000 and hire an independent consultant approved by the CBOE to review and enhance the supervisory procedures within 90 days.
4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.
5. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.
6. There has been no
   a. Fraud involving management or employees who have significant roles in internal control.
   b. Fraud involving others that could have a material effect on the financial statements.
7. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

8. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

9. The following have been properly recorded or disclosed in the financial statements:

   a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

   b. Guarantees, whether written or oral, under which the company is contingently liable.

   c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the ASC Topic 275, *Risks and Uncertainties*.

   d. Arrangements with financial institutions involving compensating balance arrangements involving restrictions on cash balances and lines of credit, or similar arrangements.

10. There are no

   a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

   b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance ASC Topic 450, *Contingencies*.

   c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by ASC Topic 450, *Contingencies*.

11. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

12. The company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

13. Securities owned by the Company are recorded at fair market value. There are no securities or investments or borrowed under subordination agreements.

14. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

15. All financial assets, as reported, approximate fair value.

16. In addition, the Company at December 31, 2010, had

   a. Properly recorded all participation in joint accounts carried by others.

   b. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

   c. No open contractual commitments.

   d. No borrowings or claims.

   e. No liabilities subordinated to the claims of general creditors.

17. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

   a. The concentration exists at the date of the financial statements.

   b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

   c. It is at least reasonably possible that the events that could cause the severe impact will occur in the near term.

18. There are no significant deficiencies or material weaknesses or material inadequacies at December 31, 2010 and through the date of the auditor's report in internal control and control activities for safeguarding securities, and the practices and procedures followed in:

   a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

   b. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

   c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

   d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by rule 15c3-3.

   e. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.

   f. Making daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

19. Net capital computations, prepared by the Company during the year ended December 31, 2010 through the date of the auditor's report indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

20. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation during the year ended December 31, 2010 through the date of the auditor's report.

21. The Company has assessed the impact of ASC Topic 740, *Income Taxes* and has determined that no material liability is required to be recorded.

22. The Company has appropriately reconciled its books and records underlying the financial statements to their related supporting information. All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements.

23. All borrowings and financial obligations of the Company of which we are aware are included in the financial statements at December 31, 2010 as appropriate. We have fully disclosed to you all borrowing arrangements of which we are aware.

24. The Company is complying with the CBOE Decision order as noted above and has paid the fine and engaged an approved independent consultant to review and enhance the supervisory procedures. Compliance with this order will not result in any changes to our net capital calculation.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Mark Flodco, President — 02-23-2011

Mark Flodco, President   Date